May 25, 2021

Mr. Robert Shapiro

Mr. Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

RE:	New Starship Parent Inc.
Amendment No. 2 to Registration Statement on Form S-4

Filed May 10, 2021

File No. 333-253142

Dear Mr. Shapiro and Mr. Jones:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated May 19, 2021 (the “Comment Letter”) regarding the above-referenced submission of Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) of New Starship Parent Inc. (the “Company”).

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter. Page number references in the text of the Company’s responses correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. Concurrently herewith, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Morgan, Lewis & Bockius llp

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Mr. Robert Shapiro

Mr. Doug Jones

May 25, 2021

Amendment No. 2 to the Registration Statement on Form S-4

Note 2. Restatement of Previously Issued Financial Statements

Balance sheet as of September 30, 2020 (unaudited), page F-11

1.

Comment: Referencing the adjustment to additional paid-in capital for the accounting for the warrants, it appears the amount should be an increase of $3,058,560 instead of $(3,058,560).

Please revise or advise us.

Response: In response to the Staff’s comment, the Company has fixed the typo on page F-11 of Amendment No. 3 to properly reflect the adjustment to additional paid-in capital for the accounting for the warrants. The change has no impact on the ending result/number.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at 212.309.6763 or Howard A. Kenny at 212.309.6843. Thank you for your time and consideration.

Very truly yours,

/s/ Jeffrey A. Letalien

cc: FTAC Olympus Acquisition Corporation

May 25, 2021